Exhibit 99.1

December 7, 2015

Noble Roman's, Inc.
1 Virginia Avenue
Suite 300
Indianapolis, IN 46204
 Attn: Board of Directors

To the Board of Directors:

We are writing to you in response to the recent disclosure of Jeffrey Gaither's resignation from the Company's Board of Directors.  Whatever the specific reasons for the timing of his departure, we hardly view it as a coincidence that it is occurring in such close proximity to our public call for the Board to critically assess the Company's lagging operational results and governance deficiencies.  Though nothing more than circumstantial, the fact pattern would suggest that Mr. Gaither wishes to dissociate himself from the actions of this Board and management team.  We cannot blame him.

As to the future, the Company is now left with a bizarre arrangement of having a Board composed of four directors, divided into three classes, with two directors being related and drawing their primary income from the Company.  There is neither a majority of independent directors, nor independent Audit, Compensation, or Nominating committees.  To make matters even more alarming for shareholders, the only current member of the Board added in the past 16 years inexplicably agreed to an extremely shareholder un-friendly standstill agreement as a pre-condition to joining the Board that requires the shares held by the fund he manages to be voted in accordance with the recommendations of the Board for three years.1  This is the same Board that is now mathematically controlled by the family managing the Company!2  We cannot imagine any circumstance where this is acceptable corporate governance.

The Company's only public comment since our letter on November 12 was an ad hominem attack that made no attempt to address our substantive concerns.  In an article appearing in the Indianapolis Business Journal on November 19, CEO Scott Mobley was quoted as saying the letter was "clearly inflammatory" and "[s]ome groups organize around creating controversy, and they seek to exploit that controversy.  I don't really see a point of legitimizing it by going into any rebuttal."3  This is the full extent of the commentary on behalf of the Company.  To us, this appears to be nothing more than a cop-out.  There is little controversy here.  The Company's history of disappointing operating results and continually underperforming share price are incontrovertible.  This is not open to interpretation.

One glaring example of Chairman Paul Mobley's incredible underperformance is the progress (or lack thereof) made in the standalone business.  Here is what Mr. Mobley has said publicly within the past two years:4

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1 Reference is made to Schuster Tanger, who is Co-Managing Member of Red Alder Master Fund L.P. We believe Mr. Tanger could potentially bring valuable relationships to the Company as scion of the Tanger Factory Outlet Centers, Inc. (NYSE) family and son of a director of The Fresh Market, Inc. (NASDAQ).  As of this time, we have not seen any benefits from his addition to the Board -- certainly nothing capable of offsetting his standstill's role in effectively continuing management's decades-long entrenchment.
2 With two of four votes, the Mobleys can prevent the Board from taking any action, effectively exercising negative control over the Board of Directors.
3 Article by Scott Olsen of the Indianapolis Business Journal and posted on IBJ.com.
4 Excerpted from public earnings call transcripts.

1	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305

•
In March 2014, with 22 standalone locations open, Mr. Mobley stated that his goal was to sign 75 additional locations in 2014 and open 50 locations in 2015 – implying that they will reach more than 70 opened locations by the end of 2015

•	In August 2014, there were still 22 standalone locations open, although three of those were new openings to replace three stores that had closed
•
In November 2014, there were still just 22 standalone locations open.  Even with these disappointing results, Mr. Mobley continued to publicly proclaim that there were 43 units in backlog and he expected to open approximately 25 new locations in the next twelve months --  effectively slashing his prediction from March of 50 new openings in 2015 to just 25[5]

•	As of November 2015, there were just 17 locations open[6]
In the past two years, after repeatedly and publicly delineating very specific growth targets, management has spectacularly failed to deliver on anything.  Not only has management come up short in growing the franchisee base, but they have actually regressed.

As a practical matter, the performance of the Company's stock following the last earnings release clearly indicates that shareholders have grown weary of missed forecasts and are heavily discounting the possibility that management can execute on basic operational initiatives.  We see no other explanation for an established franchisor with over 2,000 locations and significant grocery store distribution, capable of substantial near-term earnings growth, to be trading at such a discount to many of its peers.  With only incremental positive developments and basic operational execution, we are confident EBITDA could grow at multiples of the current rate over the next several years.

We believe that if a fulsome strategic alternatives evaluation process were to be conducted, shareholders would receive a premium valuation for their shares.  In well-governed companies, a continually languishing stock that is significantly disconnected from the current and potential value of its assets requires an urgent and genuine assessment of whether the company can realistically create enough value to warrant remaining independent.  After more than 30 years of value destruction at Noble Roman's, we fail to see how the case for remaining independent can be made absent a drastic move to restore credibility to the Board and management.

Throughout our ownership of Noble Roman's we have been thoroughly frustrated and discouraged in our repeated attempts to engage with the Board to improve all aspects of this company for shareholders.  That said, we are reasonable people and, contrary to the above quote from Scott Mobley, see no reason to create public discord if it can be avoided.  While we would appreciate the opportunity to engage with the independent directors to come to a satisfactory resolution for the benefit of all shareholders, the history of our interactions and the Board's behavior gives us little confidence that their fiduciary duties are being taken seriously.  Prove us wrong.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

5 On the Q3 2014 earnings call, after saying there were 43 units in backlog, Mr. Mobley estimated that 60% of that backlog will be opened in the next year.
6 Currently there are only 15 locations listed on the website, so it is possible that even more units closed.
2	PRIVET FUND MANAGEMENT LLC 79 WEST PACES FERRY ROAD SUITE 200B ATLANTA GA 30305